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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-17f-2
Certificate of Accounting of Securities and Similar
Investment in the Custody of
Management Investment Companies
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:			Date examination completed

811-06526			February 9, 2007

2. State identification Number: DE

AL	AK	AZ	AR	CA	CO

CT	DE	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY	PUERTO RICO

Other (specify):

3. Exact name of investment company as specified in representation statement:

Coventry Group

4. Address of principal executive office (number, street, city, state, zip code):

3435 Stelzer Road, Columbus, Ohio 43219

Management Statement Regarding Compliance With Certain Provisions
Investment Company Act of 1940
March 26, 2007
We, as members of management of the Boston Balanced Fund, the Boston Equity Fund, the Boston Small Cap Fund, the Walden Social Balanced Fund, and the Walden Social Equity Fund of The Coventry Group (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We also are responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 9, 2007, and from November 30, 2006 (the date of the last examination) through February 9, 2007.
Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 9, 2007, and from November 30, 2006 (the date of the last examination) through February 9, 2007, with respect to securities and similar investments reflected in the investment accounts of the Funds.

/s/ Linda A. Durkin

Linda A. Durkin Treasurer

Report of Independent Registered Public Accounting Firm
To the Board of Trustees of
The Boston Trust Funds of the Coventry Group
We have examined management’s assertion, included in the accompanying “Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940,” that the Boston Balanced Fund, the Boston Equity Fund, the Boston Small Cap Fund, the Walden Social Balanced Fund, and the Walden Social Equity Fund of The Coventry Group (the “Funds”), complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the Act) as of February 9, 2007. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 9, 2007, and with respect to agreement of security and similar investments purchases and sales, for the period from November 30, 2006 through February 9, 2007:
•	Confirmation of all securities and similar investments held by Bank of New York in book entry form, without prior notice to management;

•	Confirmation of all securities and similar investments hypothecated, pledged, placed in escrow or out of transfer with brokers, pledges and/or transfer agents;

•	Reconciliation of all such securities to the books and records of the Funds and the Custodian, Boston Trust & Investment Management Company; and

•	Agreement of one security or investment purchase and one security or investment sale or maturity for each fund since our last examination from the books and records of the Funds to broker confirmations.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.
In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 9, 2007, with respect to securities and similar investments reflected in the investment accounts of the Funds, is fairly stated, in all material respects.
This report is intended solely for the information and use of the Board of Trustees and management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
/s/ERNST & YOUNG LLP
Columbus, Ohio
March 26, 2007